Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

Harman International Industries, Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: The Board of Directors of the Corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Article EIGHTH, Section 4 of the Corporation’s Restated Certificate of Incorporation to read in its entirety as follows:

“Section 4. Removal. Subject to the rights, if any, of the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, any Director may be removed from office with or without cause and by the affirmative vote of the holders of at least two-thirds of the combined voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.”

SECOND: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the Annual Meeting of Stockholders held on December 6, 2016 in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 7th day of December 2016.

By:	/s/ Marisa Iasenza
Name:	Marisa Iasenza
Title:	Vice President, Associate General Counsel and Corporate Secretary